Filed by 3D Systems Corporation

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Stratasys Ltd.

Commission File No.: 001-35751

Target company is Stratasys Ltd.

3D Systems Issues Statement on Stratasys’ Pursuit of Strategic Alternatives

  3D Systems Willing to Amend Current Binding Proposal to Include 60-Day Go-Shop Period to Provide Immediate Value Certainty for Stratasys Shareholders While Also Allowing Stratasys’ Board to Pursue its Strategic Alternatives Process
  3D Systems Binding Offer Scheduled to Expire October 5

ROCK HILL, S.C., Sept. 29, 2023 (GLOBE NEWSWIRE) -- 3D Systems (NYSE:DDD) (the “Company”) today issued a statement regarding Stratasys Ltd.’s (NASDAQ: SSYS) (“Stratasys”) announcement that it has commenced a process to explore strategic alternatives.

3D Systems welcomes Stratasys’ decision to respond to its shareholders and explore strategic alternatives after receiving overwhelming feedback that its Board had not properly evaluated all potential offers prior to entering into a merger agreement with Desktop Metal (NYSE: DM).

The message to the Stratasys Board from the recent comprehensive reports by ISS and Glass Lewis, as well as public and private feedback from Stratasys shareholders, together with the unequivocal, resounding vote of Stratasys shareholders yesterday, is clear: gain immediate scale, certainty and value by accepting 3D Systems’ current binding offer.

3D Systems’ binding merger agreement, delivered to the Stratasys Board on September 13, 2023, expires on October 5, 2023, if not countersigned by Stratasys. Recognizing some shareholders may still want Stratasys to pursue a process, 3D Systems is willing to amend its current binding proposal to include a 60-day go-shop period. 3D Systems is willing to amend its offer this way in lieu of waiting for Stratasys’ announcement to evolve into an actionable sales process, which at this time appears highly uncertain and, based on precedent reviewed in the ISS and Glass Lewis reports, may remain uncertain for some time. During this period, Stratasys would be permitted to actively solicit alternative proposals to acquire Stratasys. In addition, the merger agreement would maintain its existing construct that permits Stratasys to terminate the merger agreement with 3D Systems to enter into a transaction that is deemed to be superior to the merger with 3D Systems. This go-shop period and termination right will allow the Stratasys Board to secure immediate and certain value for shareholders, while still running a comprehensive sale process.

President and CEO, Dr. Jeffrey Graves stated, “We continue to believe that a combination between 3D Systems and Stratasys presents the most attractive opportunity for Stratasys shareholders and the additive manufacturing industry at large, given the massive opportunity for scale and synergy realization.”

Continued Dr. Graves, “Our binding offer, which remains available until October 5, and our willingness to include a go-shop period in that offer now presents Stratasys with a unique ‘bird in the hand,’ allowing its Board to enter into a transaction that the market agrees will create significant value, while offering flexibility to explore other offers. This amendment reflects our confidence in the superior value of our proposal and our belief that the market has already had more than enough time to evaluate interest in Stratasys, which has already yielded ten offers for Stratasys in the last six months.”

Goldman Sachs & Co. LLC is acting as exclusive financial advisor and Freshfields Bruckhaus Deringer (US) LLP, together with Herzog, Fox & Neeman in Israel, is acting as legal counsel to 3D Systems.

About 3D Systems

More than 35 years ago, 3D Systems brought the innovation of 3D printing to the manufacturing industry. Today, as the leading additive manufacturing solutions partner, we bring innovation, performance, and reliability to every interaction – empowering our customers to create products and business models never before possible. Thanks to our unique offering of hardware, software, materials, and services, each application-specific solution is powered by the expertise of our application engineers who collaborate with customers to transform how they deliver their products and services. 3D Systems’ solutions address a variety of advanced applications in healthcare and industrial markets such as medical and dental, aerospace & defense, automotive, and durable goods. More information on the company is available at www.3DSystems.com.

Forward-Looking Statements

Certain statements made in this document that are not statements of historical or current facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from historical results or from any future results or projections expressed or implied by such forward-looking statements. In many cases, forward-looking statements can be identified by terms such as “believes,” “belief,” “expects,” “may,” “will,” “estimates,” “intends,” “anticipates” or “plans” or the negative of these terms or other comparable terminology. Forward-looking statements are based upon management’s beliefs, assumptions and current expectations and may include comments as to the company’s beliefs and expectations as to future events and trends affecting its business and are necessarily subject to uncertainties, many of which are outside the control of the company. The factors described under the headings “Forward-Looking Statements” and “Risk Factors” in the company’s periodic filings with the SEC, as well as other factors, could cause actual results to differ materially from those reflected or predicted in forward-looking statements. In particular, we note that there is no assurance that a definitive agreement for the transaction referenced in this document will be entered into or consummated or that integration will be successful or synergies will be realized if such transaction were to be consummated. Business combination proposals, transactions and integrations are subject to numerous risks and uncertainties. Although management believes that the expectations reflected in the forward-looking statements are reasonable, forward-looking statements are not, and should not be relied upon as a guarantee of future performance or results, nor will they necessarily prove to be accurate indications of the times at which such performance or results will be achieved. The forward-looking statements included are made only as of the date of the statement. 3D Systems undertakes no obligation to update or revise any forward-looking statements made by management or on its behalf, whether as a result of future developments, subsequent events or circumstances, or otherwise, except as required by law.

All references to the binding nature of the offer and merger agreement being proposed by 3D Systems, whether in a press release, presentation, other document or public statement, are subject to the contents of the escrow letter that was filed by 3D Systems on September 13, 2023 with the SEC on Form 8-K.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities. This communication relates to a proposal which 3D Systems has made for a business combination with Stratasys. In furtherance of this proposal and subject to future developments, 3D Systems (and, if a negotiated transaction is agreed, Stratasys) may file one or more registration statements, proxy statements, tender offer statements, prospectuses or other documents with the SEC. This communication is not a substitute for any registration statement, proxy statement, tender offer statement, prospectus or other document that 3D Systems and/or Stratasys may file with the SEC in connection with the proposed transaction.

Investors and security holders of 3D Systems and Stratasys are urged to read the registration statement(s), proxy statement(s), tender offer statement(s), prospectus(es) and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s), tender offer statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of 3D Systems and/or Stratasys, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by 3D Systems through the web site maintained by the SEC at http://www.sec.gov.

This document shall not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, 3D Systems and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about 3D Systems’ executive officers and directors in 3D Systems’ definitive proxy statement filed with the SEC on April 5, 2023. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements, prospectuses or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov.

Contacts

Investors:

3D Systems
investor.relations@3dsystems.com

MacKenzie Partners, Inc.
Dan Burch / Bob Marese
dburch@mackenziepartners.com / bmarese@mackenziepartners.com

U.S. Media:

FTI Consulting
Pat Tucker / Rachel Chesley / Kyla MacLennan
3DSystems@fticonsulting.com

Israel Media:

Gelbart-Kahana Investor Relations
Aviram Uzi
aviram@gk-biz.com
+972-525329103